EXHIBIT 12
CIGNA CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	Three Months Ended
	March 31,
	2005	2004

Income before income taxes and before cumulative effect of accounting change	$665	$312

Fixed charges included in income:

Interest expense	$26	$27
Interest portion of rental expense	9	12

	35	39

Interest credited to contractholders	1	213

	$36	$252

Income available for fixed charges (including interest
credited to contractholders)	$701	$564

Income available for fixed charges (excluding interest
credited to contractholders)	$700	$351

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	19.5	2.2

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	20.0	9.0